OFFERING MEMORANDUM DATED MAY 11, 2022



Tropical Weather Analytics, Inc
58 University Road
Brookline MA 02445
www.weathersats.com

SPV Interests Representing
Up to $1,070,000 Worth of Convertible Promissory Notes and the Shares of Non-Voting
Common Stock into Which They May Covert

Minimum investment: $100

Tropical Weather Analytics, Inc. ("TWAI," "the Company," "we," or "us"), is offering up to $1,070,000 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock into which they may convert. The investment will be made through Tropical Weather Analytics CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). The Company must reach its Target Amount of $50,000 by September 30, 2022. Unless the Company raises at least the Target Amount of $50,000 under the Regulation CF offering by September 30, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches the Target Amount prior to September 30, 2022, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise. Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than $1,070,000. Previous investors for whom the Company has accepted subscriptions, will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS   4

RISK FACTORS   8

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES   14

OWNERSHIP AND CAPITAL STRUCTURE   17

USE OF PROCEEDS   18

FINANCIAL DISCUSSION   19

RELATED PARTY TRANSACTIONS   21

RECENT OFFERINGS OF SECURITIES   22

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY   23

DILUTION   27

REGULATORY INFORMATION   29

INVESTING PROCESS   30

THE COMPANY AND ITS BUSINESS

Overview

Tropical Weather Analytics, Inc. ("TWAI") is a company organized, partially in response to the global impacts of climate change, to save lives and mitigate damage from hurricanes and other climate-related events. This will be achieved by improving global weather forecasting by creating and deploying, for the first time, a small constellation of nanosat pairs to make 3D global wind measurements and providing earlier and more accurate hurricane forecasts. The data collected by our Hurricane Hunter Satellite constellation will be leveraged into a suite of powerful weather apps that will help businesses and governments predict, plan, and profit from weather. Tropical Weather Analytics, Inc. is the commercial spinoff of Visidyne, Inc.

TWAI is based in Brookline, MA and was incorporated in Delaware on January 8, 2016. It currently has eight full and part time employees. The SPV, Tropical Weather Analytics CF SPV, LLC was organized on February 11, 2022, and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Investments in this offering will be made through Tropical Weather Analytics CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our Innovation

TWAI's Hurricane Hunter Satellite Constellation has the potential to deliver global coverage of tropical cyclones at a fraction of the cost while delivering up to 2X the accuracy every couple of hours. This is achieved by using a minimum of 5 Pairs of 6U NanoSats deployed in Low Earth Orbit (LEO) with a 5 to10-year mission life.

There are four major components that comprise the Hurricane Hunter Satellite Constellation System:

1. Proprietary 3D measurement platforms of pairs of microsatellites with space-qualified cameras with star sensors, stereoscopic visible/infrared cloud imaging system with unique photogrammetric accuracy referenced to Earth Centered Coordinates;

2. Advanced proprietary algorithms which use the 3D data to obtain cloud top altitudes, incorporate GEO satellite measurements of cloud top temperatures and ocean surface temperatures to derive high accuracy tropical cyclone intensity measurements: global monitoring of tropical cyclone peak surface wind speeds to ±3.5 hPa accuracy;

3. Expertise in the development of proprietary Numerical Weather Prediction (NWP) codes that will utilize NanoSat derived intensity and 3D wind data to forecast the tracks and intensities of tropical cyclones world-wide; and

4. 3D measurement of polar vortex and Jet Stream winds which are the drivers of large- and small-scale weather patterns world-wide.

This innovation was recognized as the 2017 winner of the NASA ISS Innovation in Earth Science & Remote Sensing award.

What We Offer

One unique aspect of the Hurricane Hunter Satellite Constellation is the collection method. It is based on established, space proven sensors and proprietary technologies which are archived as Trade Secrets. We rely on a large field, off-the shelf camera boresighted with a commercial star-sensor which are integrated into pairs of 6U NanoSats. Flying a known distance apart, the NanoSats capture images of cloud formations which are combined to create stereoscopic images. The images are then processed through our proprietary algorithms and AI to produce a highly accurate 3-dimensional model of the cloud formations. Multiple measurements of motion reveal wind velocities at all altitudes where clouds are located. The data is turned into a 3D point cloud and wind product that can be output numerically as vertical/horizontal/depth and time as well as high-def images, videos, CAD files, and more.

Market

The commercial weather industry is growing at an exponential rate as the climate crisis is pushing businesses to implement weather strategies to reduce risk and safeguard assets. Commercial weather draws from freely available government assets to provide businesses with hyper-focused forecast solutions to solve their specific challenges. There is a growing demand for more accurate, more reliable weather forecasting as extreme climate events have become more common, defying historical context.

As a major element of global weather, hurricanes cost thousands of lives and $80 billion to $120 billion per year in damages. Warming temperatures across the globe are making hurricanes both more frequent and more intense. It is increasingly vital to predict hurricanes earlier and more accurately that give people and organizations more time to prepare.

There are problems and challenges with current hurricane observation solutions.

- Doppler Radar lacks global coverage, interferences cause uncertain data, stations are expensive to build and operate, and range is limited to approximately 250 miles.
- GEO satellites operate at 35,000 km from Earth and rely on empirical techniques to estimate hurricane strength. Empirical is far less accurate than our physics-based approach.
- Existing LEO satellites cannot produce stereoscopic images, needed for 3D modeling, and do not accurately measure cloud heights.
- Hurricane Hunter Aircraft offer a very limited area of coverage ~10% of where hurricanes/tropical cyclones occur and are expensive to operate and maintain a fleet. There are a limited number of planes/limited observation time and must be in range of airport. Mechanical issues sometimes ground flights, and they cannot observe all storms equally when multiple hurricanes occur.

At present, the United States of America is the only country with a fleet of Hurricane Hunter Aircraft. Our NanoSats will provide similar observation predictions to twenty vulnerable countries at a fraction of the cost of maintaining a fleet of aircraft.

The weather component: in addition to providing a critical data component to produce earlier, 2X more accurate hurricane forecasts, the NanoSats will collect 3D winds from the jet stream and polar regions that are of high value to the military, commercial aviation and shipping industry. The Polar Vortex drives many of the weather patterns across the world as it interacts with the jet stream affecting the temperature and pressure pushing colder air to lower latitudes that cause both extreme and routine changes to weather. The polar winds are key pieces to weather prediction models and any improvement in the measurements of these winds will help forecasters develop more accurate and reliable forecasts.

Our satellite imagery and algorithms will enable advanced preparation to potentially save lives and property, provide forecasters with more accurate data to better predict intensity, path, and landfall of hurricanes, typhoons, and tropical cyclones. Using this data, we anticipate building an enterprise solution that offers a high strategic value to the financial, insurance, government, and aviation markets.

Our Hurricane Hunter Satellite Constellation data will introduce a suite of weather prediction software products & apps that provide multiple industries with a competitive advantage through more accurate, reliable weather forecasts

Customer Interest

The company has surveyed the meteorology community to understand the impact our advanced hurricane and polar wind data will have on forecasting and on the commercial weather market. There is significant interest from meteorologists in both the private and government sectors. We have also reached out to private weather companies and television networks to gauge interest. At present there is an open solicitation from NOAA (National Oceanic and Atmospheric Administration) to purchase hurricane and wind data from private companies and we are soliciting letters of interest from Fox Weather, CNN, The Weather Channel, Accuweather, DTN and IBM Weather.

Our Development Timeline

The following development timeline begins upon raising [minimum funding/maximum funding] in this offering:

- Phase 1: 1-18 Months Build first pair of NanoSats, Software & Product Design

- Phase 2: 18-24 Months Launch the first pair of Satellites, and offer subscription with sales goal of $5M

- Phase 3: 25-36 Months Develop/Launch four more pairs of NanoSats, offer 4D data and subscription applications with a goal of $35M in sales

- Phase 4: Operate full Constellation Subscription with potential sales of $100M/yr

Intellectual Property

The Company entered into an Intellectual Property Transfer Agreement with Visidyne, Inc. on September 1, 2016. Visidyne is controlled by our Board Chairman and significant owner, Alva Stair. Under that agreement Visidyne, Inc. assigned and transferred to TWAI all of its right, title and interest in all intellectual property owned by Visidyne specifically identified in the Copyright Assignment, the Domain Name Assignment, Patent Assignment and the Trademark and Service Mark Assignment. In addition, TWAI has its Trade Secrets documented as confidential and protected appropriately. All of the critical Visidyne personnel with IP knowledge have joined TWAI.

These assignments cover all of the intellectual property required for TWAI to operate. As compensation for the assignment the company paid Visidyne $3,000.

Manufacturing

The Company does not currently manufacture hardware.

Litigation

Tropical Weather Analytics and Tropical Weather Analytics CF SPV, LLC is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

We do not own any significant property.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

We are a recently formed company and have limited operating history on which to evaluate our performance.

TWA was formed in August 2016 as a spin-off from Visidyne, Inc. Since that time the company spend thousands of hours in R&D to bring the technology to the point of commercialization. Many studies were conducted for the best operational platform and sensors for this remote sensing technology. The company investigated the use of different platforms, including lighter-than-air vehicles, settling with micro satellites. They provide the best and most cost-effective way to provide observations globally. TWA has not yet commenced its principal intended business operations. Accordingly, TWAI has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with early-stage enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations

As of the date of this Form C, we have not generated any revenues and do not have any confirmed customer engagements.

While the Company was formed, we have only recently begun efforts to seek out customers to subscribe to our Hurricane Hunter Satellite Constellation data and predictive analysis. As such, we do not yet have any revenues, and it is uncertain when we will be able to begin generating revenues from operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated any revenues and it is uncertain when we will start doing so. Our accumulated commitment deficit as of December 31, 2021 is $817,383. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Certain debt obligations of the Company have reached maturity and repayment is due.

Certain convertible notes issued in 2018 included a maturity date of December 31, 2021. At that date, the aggregate cash value of the convertible notes, amounting to $293,000 original principal, with $114,000 of accrued interest, became due. As of May 5, 2022, none of the holders of the convertible notes have demanded repayment. If demanded by the note holders, all of the amount raised could be used to repay those notes.

After launch, we may lose NanoSats in space.

Space is a difficult and unforgiving environment. Solar winds, high-velocity space debris, and other dangers unique to operations outside of Earth's atmosphere may result in damage to, or complete loss of any one of the of NanoSats that the Company deploys as part of its Hurricane Hunter Satellite Constellation. Any such loss may not be insurable and could impact the Company's potential revenue by limiting customer interest in our services.

Potential customer interest may not develop into revenue producing contracts on a timely basis, or at all.

TWAI is targeting both commercial and government entities as potential customers of its services. The administrative process for obtaining those contracts can move slowly and be held up at a number of process points. As such, securing contracts with governments may take years from start to finish, or may never get finalized, harming the Company's financial position.

Potential customers may not adopt our services.

We believe that current weather modeling and measurement systems, including tropical cyclones, have structural and cost limitations that we are able to overcome. However, potential customers may be locked into existing contractual relationships, or are unwilling to adopt our novel method of obtaining weather measurements. If we are unable to convince potential customers to adopt our services, our ability to continue operations will be significantly harmed.

Voting control is in the hands of the Company's Management.

Voting control is concentrated in the hands of the company's Founders, CEO, President and Board of Directors. Subject to any fiduciary duties owed to owners or investors under Delaware law, our Founders, CEO, and Board of Directors may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals at a cost needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights (Trade Secrets), its ability to develop and commercialize products will be adversely impacted.

The Company's success, in large part, depends on the intellectual property assigned to it by Visidyne, Inc. and subsequently developed by TWA. The Company intellectual property is in the form of the Trade Secrets and its critical personnel. This is often a more secure and cost-effective way of protecting intellectual property. This information is closely guarded by the company, but it may be duplicated by others although with an extraordinary effort. Some of the Company's proprietary information it develops may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

We are dependent on general economic conditions.

Our business model is dependent on our target customers being able to subscribe to our Hurricane Hunter Satellite Constellation data and forecasting system. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds, it will not succeed.

TWAI is seeking to raise up to $1,070,000 in this offering and may close on any investments that are made after reaching its target of $50,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Evolving regulations governing the growth and availability of space-based applications and services may impact the company's business and prospects.

We anticipate U.S. and International space regulations will evolve and may impact our operations and business success. If new or changed regulations are introduced, they may limit our ability to market and sell our products and services to customers, as well as possibly limiting our customer's ability to apply our products and services.

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our holders of convertible (promissory) notes. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our promissory note holders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

The value of your investment may be diluted if the company issues additional options, convertible securities or shares of its capital stock.

The convertible note in this offering will convert at a conversion price based on the per share price of the Company in the future, or a capped valuation relative to the number of outstanding shares. As we issue more shares, this may result in the reduction in the value of the shares that you may receive upon conversion of the convertible notes.

The Non-Voting Common Stock into which the notes will convert has not yet been authorized by the Company.

The convertible notes in this offering will convert into shares of the Company's Non-Voting Common Stock. Those shares have not yet been authorized under the Company's certificate of incorporation, and there are insufficient shares available to convert the notes into the Company's existing capital stock. Should the Company fail to authorize the Non-Voting Common Stock into which the notes convert, investors may not receive the equity interests to which they would be entitled.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Tropical Weather Analytics CF SPV, LLC, becoming a member of the SPV, and that investment purchases our convertible notes. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
A.T. Stair Jr.	Chief Executive Officer	91	January 8, 2016	Full time
Ilya Schiller	President	68	January 1, 2017	Full Time
Daniel Harkins	Chief Operations Officer	47	January 1, 2019	Full Time
Directors:				
A.T. Stair Jr.	Director	92	January 8, 2016	Full time
Ilya Schiller	Director	68	January 1, 2021	Full Time
Jim McGill	Director	79	January 8, 2016	As needed
Key Employees:				
Andrew J. LePage	Chief Scientist	60	January 8, 2016	Part Time
John G. DeVore	Senior Project Scientist	75	January 8, 2016	Part Time
Robert J. Jordano	Senior Project Scientist	78	January 8, 2016	Part Time
Rimantas (Paul) P. Pauliukonis	Senior Scientist	83	January 8, 2016	Part Time

The Company currently has 8 employees serving on a contract basis.

A.T. Stair, Chief Executive Officer and Director

A.T. Stair served as Chief Scientist of the Air Force Geophysics Laboratory, 1981 - 1986, as well as Program Manager and PI with overall responsibility on multiple satellite Programs, including: 1) Cirris 1, the first DOD payload on the Space Shuttle, 1982; 2) Cirrus 1A, the first cryogenic telescoped infrared sensor on the Space Shuttle capable of measuring the aurora and upper atmosphere, 1991; and 3) the Midcourse Space Experiment (MSX) which demonstrated the capability of discriminating decoys from ballistic missiles and measured infrared stars and satellites, 1996 -2008. A.T. Stair also served as Chief Scientist of the Russian American Observation Satellites Program (RAMOS), 1992 - 2014. Most recently, as President of Visidyne, he was in charge of Project CYMISS, measuring tropical cyclones (aka hurricanes) from the International Space Station, 2011- 2016.

Ilya Schiller, President and Director

Ilya Schiller has an established track record for building businesses and creating products in high tech industry. Mr. Schiller has a deep understanding of product life cycle, business and customer interaction and importance of building a strong team. Ilya Schiller co-founded Digital Ink, Inc. in 1999 that developed electronic pen system for communication using handwritten notes. He served as CEO, spearheading the company's business and technology development efforts and raised $5.5M in two stages of venture capital funds. Prior to Digital Ink, Mr. Schiller was vice president in charge of advanced projects at KTAADN, Inc., which achieved 400 percent growth during his tenure from 1989 to 1999. Mr. Schiller was a VP Advanced Development at Visidyne Inc. from 2006 to 2009 and worked at MIT Lincoln Laboratory from 2009 to 2017 on nanosats.

Daniel Harkins, Chief Operations Officer

Daniel Harkins served as Director of Sales & Marketing for high-end biophysics instrumentation firms Opti-Sciences (1999 – 2006) and Walz GmbH (2006 – 2015) where he helped develop and introduce over 10 products to market that combined for over $300 million in revenue. He also co-invented the first instrument to quantify gene expression in intact tissue and helped to author a landmark paper on the first use of the measuring technique (2005). Daniel served as Marketing Manager of private equity backed Adcole Aerospace (2016 – 2018) overseeing an acquisition of a small sat and avionics companies while leading the company to record revenue and road mapping a successful 4 year exit. As Director of Sales and Marketing for P.E. backed Prototek (2018 -2019) he increased sales by $7 million in year one reducing exit time from an 8 year plan to 3. He helped set-up the US office of Lithuanian-based small sat manufacturer, NanoAvionics and as Business Development Manager increased sales form a quarter million to over $10 million (2019 – 2020) before moving onto TWAi (2020 – 2022).

Andrew LePage, Chief Scientist

From 2014 to 2019, Andrew LePage was the lead scientist responsible for the acquisition and analysis of orbital imagery for the assessment of stereographic techniques to determine the altitudes of clouds as part of the CASIS-sponsored CyMISS (Tropical Cyclone Intensity Measurements from the ISS) project. CyMISS is part of a larger effort to develop a new and more accurate remote sensing technique to determine the intensities of powerful tropical cyclones based on the Carnot engine model. Andrew LePage worked with NASA support staff and the crew the ISS to acquire photography of over 80 tropical cyclones needed for this project and received the 2017 Innovation in Earth Science and Remote Sensing Award for this work from CASIS which manages the ISS US National Laboratory for NASA.

Robert J. Jordano, Senior Project Scientist

Robert Jordano is a physicist specializing in modeling atmospheric effects, including nuclear detonation disturbed atmospheres, RF and optical propagation through the atmosphere, sensor processing algorithms to detect targets in the presence of cloud clutter, and modeling of tropical cyclones. He is a principal developer of several atmospheric nuclear effects legacy computer programs for the Defense Threat Reduction Agency (1970 – present). He has also led the modeling and simulation activities and development of the experiment plan for the Missile Defense Agency RAMOS (Russian-American Observation Satellites) Program (1992-2004) and the ACES (Advanced Concept Exploitation for Surveillance) program for the Air Force Research Laboratory (2006-2011).

John DeVore, Senior Project Scientist

John DeVore holds a BS in Physics (Caltech, 1969) followed by a PhD in Atmospheric Science (UCLA, 1980). Over his career starting in 1969 he has worked on a variety of computer codes such as for modeling the transmission of radiation through the atmosphere, analyzing particle properties from cloud solar and stellar aureole profile measurements, and analyzing properties of dust particles associated with exoplanets. In 2007 his research has expanded to include working with data from the U.S. GOES and Japanese Himawari meteorological satellites related to tropical cyclones as well as other earth remote sensing projects.

Rimantas P. (Paul) Pauliukonis, Senior Scientist

Over 30-year experience in the field of Orbital Mechanics (1987-2020). Paul Pauliukonis's work on MSX and RAMOS projects (1990-2004) included conjunction prediction, multi-satellite constellation modeling and viewing geometry analysis including satellite-missile interactions. Last assignment was monitoring all oceans for Tropical Cyclone (TC) activity during all the twelve months of the year (2014-2019). Upon TC detection, he would issue an observation request from the International Space Station (ISS) to Marshall Space Flight Center, Huntsville, Alabama. He received BS in Physics degree (1960) from the College of the Holy Cross in Worcester, MA.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who beneficially owns over 20% the Company's voting equity securities as of February 28, 2022:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Alva T. Stair	Voting Common Stock	150,000 shares of Voting Common Stock	30%
Jack W. Carpenter	Voting Common Stock	150,000 shares of Voting Common Stock	30%
Paul Joss	Voting Common Stock	150,000 shares of Voting Common Stock	30%

The above table does not include potential shares issuable upon issued options to acquire shares of the Company. As of February 28, 2022, potential shares issuable for options includes 1,061,923 shares of Common Stock, and 452,223 shares of a not-yet-authorized class of Preferred Stock.

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the company from the SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $50,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Manufacturing NanoSats	0%	25%
Engagement of Launch Service	0%	15%
Sales and Marketing	50%	20%
Working Capital	50%	40%

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Tropical Weather Analytics Inc. is a recently formed company, which was incorporated in August 2016 under the laws of the State of Delaware. Since then, we have been developing our products and services.

The SPV, Tropical Weather Analytics CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Operating Results

For the fiscal years ended December 31, 2021 and 2020, the Company did not generate any revenue.

For the fiscal year ended December 31, 2021, we incurred operating expenses totaling $29,915, compared to operating expenses totaling $5,271 for the year ended December 31, 2020. The primary driver of the change in expenses was a consulting expense of $26,000 paid to Dan Harkins.

During these periods, we also recognized non-cash stock option expenses as options were granted to our management team, scientists, and advisors. Stock option expense for the 2021 fiscal year was $2,624, compared to $3,323 for the 2020 fiscal year.

Following raising funds in this offering, we anticipate our expenses to increase significantly as we manufacture our NanoSats and engage launch services to deliver those NanoSats into orbit. We anticipate monthly expenses increasing from a current rate of approximately $6,000 per month to $30,000 per month.

Liquidity and Capital Resources

As of December 31, 2021 and 2020 our assets consisted of $933 and $3,224 in cash, respectively. We have previously been funded by our founders in the form of paid in capital for our Common Stock, as well as the issuance of convertible notes, with an outstanding liability related to those notes of $433,371 as of December 31, 2021. The convertible notes continue to accrue interest until repaid or converted.

The Company will require additional capital, including its proceeds from this Regulation Crowdfunding offering, for the continued viability of the business. The Company is seeking funds in addition to those being raised under this Form C in an amount up to $6,000,000.

Plan of Operations and Milestones

As discussed under "The Company and its Business—Our Development Timeline", we expect to begin manufacture of our NanoSats and being accepting customer subscriptions in the next 12 months.

RELATED PARTY TRANSACTIONS

The Company entered into an Intellectual Property Transfer Agreement with Visidyne, Inc. on September 1, 2016. Visidyne is controlled by our Board Chairman and significant owner, Alva Stair. Under that agreement Visidyne, Inc. assigned and transferred to TWAI all of its right, title and interest in all intellectual property owned by Visidyne specifically identified in the Copyright Assignment, the Domain Name Assignment, Patent Assignment and the Trademark and Service Mark Assignment.

These assignments cover some of the intellectual property required for TWAI to operate. As compensation for the assignment TWAI paid Visidyne, Inc. a transfer fee of $3,000.

RECENT OFFERINGS OF SECURITIES

In January and February 2022, the Company raised $51,000 from investors in an offering under Section 4(a)(2) of the Securities Act. In 2021, the company raised $25,000 from investors. These proceeds were used for general operations of the Company.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Tropical Weather Analytics is offering up to $1,070,000 and a minimum of $50,000 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock into which they may convert. The investment will be made through Tropical Weather Analytics CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. Investors will action membership interests in Tropical Weather Analytics CF SPV, LLC, which will then acquire Convertible Promissory Notes for the benefit of investors.

The Company must reach its Target Amount of $50,000 by September 30, 2022. Unless the company raises at least the Target Amount of $50,000 under the Regulation CF offering by September 30, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to September 30, 2022, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise.

The minimum investment per investor is $100.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Terms of the Notes

The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Convertible Promissory Note and Convertible Promissory Note Purchase Agreement of the Company. Any defined terms below are included in the Convertible Promissory Note.

Maturity Date:	Principal and unpaid accrued interest on the Notes will be due and payable at September 30, 2025 (the "***Maturity Date***").

Interest:	Simple interest will accrue on an annual basis at the rate of 5% per annum based on a 365 day year.
Conversion to Equity by Qualified Financing:	If the company issues its capital stock in an offering resulting in gross proceeds of $1,070,000 (a "*Qualified Financing*"), then the Notes, and any accrued but unpaid interest thereon, will automatically convert into Non-Voting Common Stock of the Company at either (1) a conversion price equal to 20% of the per share price paid by the purchasers of the capital stock in the Qualified Financing, regardless of the terms of the capital stock issued in the Qualified Financing, (2) or a valuation of $12,000,000.
Conversion to Equity at Maturity Date:	If the Notes have not been previously converted pursuant to a Qualified Financing, then, effective upon the Maturity Date, the Notes will automatically convert into the Non-Voting Common Stock of the Company at a valuation of $12,000,000.
Sale of the Company:	If a Qualified Financing has not occurred and the Company elects to consummate a sale of the Company prior to the Maturity Date, then (i) the Company will give the Investors at least five days prior written notice of the anticipated closing date of such sale of the Company and (ii) the Company will pay the holder of each Note an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under such Note.
Pre-Payment:	The principal and accrued interest may not be prepaid unless approved in writing by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "*Requisite Holders*").
Amendment and Waiver:	The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.
No Security Interest:	The Notes will be a general unsecured obligation of the Company, subordinated to any current or future debts of the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 10,000 ,000 shares of Common Stock with par value $0.001. As of February 28, 2022, our outstanding shares of Common Stock consisted of 500,000 shares.

A summary is presented in the following table:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Common Stock	10,000,000	500,000	1,170,977	8,329,023

* Includes shares issuable upon exercise of issued options.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of our to-be-authorized Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Non-Voting Common Stock

At the time of this offering, the Company has not yet authorized its Non-Voting Common Stock into which the convertible notes will convert. Prior to any conversion, the Company intends to authorize a sufficient number of such shares.

The Company for the Non-Voting Common Stock to have all of the same rights as that of our Voting Common Stock except that the holders of our Non-Voting Common Stock will not have the right to vote on matters submitted to shareholders for vote.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

What it Means to be a Minority Holder

As an investor in Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How we determined the offering price

We determined the valuation cap of the convertible note based on the best estimates of our management. The valuation cap is not based on the historical financial performance of the Company or any other objective metric.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Testing the Waters

We have undertaken a testing the waters campaign prior to the filing of this Form C. The offering page and communication materials related to that campaign have been included as exhibits to this Form C.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.weathersats.com

Compliance failure

The company and the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.spacedventures.com.